Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2008		2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt (including interest capitalized)	$ 58,003		$ 42,272	$ 42,487	$ 40,462	$ 37,553
Amortization of debt premium, discount and expenses	4,345		4,618	2,871	2,856	3,036
Other interest (including interest capitalized)	14,424		15,773	6,892	3,980	3,125
Estimated interest factor of lease rental charges	15,720		16,630	16,448	16,954	16,406

Total Fixed Charges	$ 92,492		$ 79,293	$ 68,698	$ 64,252	$ 60,120

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$ (69,324)	*	$ 34,611	$ 89,657	$ 51,034	$ 114,690
Fixed charges as above	92,492		79,293	68,698	64,252	60,120
Non-controlling interest in earnings of Valencia	(7,179)
Interest capitalized	(6,815)		(9,712)	(4,882)	(3,113)	(2,158)

Earnings Available for Fixed Charges	$ 9,174	**	$ 104,192	$ 153,473	$ 112,173	$ 172,652

Ratio of Earnings to Fixed Charges	0.10		1.31	2.23	1.75	2.87

* The presentation of non-controlling interest in earnings of Valencia was changed effective January 1, 2009 in accordance with SFAS 160.  The 2008 presentation has been changed to reflect the retrospective adoption of SFAS 160.  There is no impact on periods prior to 2008.

** The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.3 million for the year ended December 31, 2008.